Stephen J. Cosgrove Vice President Corporate Controller	One Johnson & Johnson Drive New Brunswick, NJ 08933

May 9, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:         Johnson & Johnson
Form 10-K for the Fiscal Year Ended January 2, 2011
Filed February 24, 2011
File No. 001-03215

Dear Mr. Rosenberg:

We have received the comment letter dated May 3, 2011 from you to Mr. William C. Weldon, regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended January 2, 2011.  Confirming my phone conversation today with Ms. Tabatha Atkins, we have requested and you have agreed to an extension of our response to the comment letter to Tuesday, May 31, 2011.  This extension will allow us sufficient time to prepare our response to the comment letter.

If you have any questions, please contact me at 732-524-1831.

/s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer